                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                             WHG Bancshares Corporation
                                (Name of Issuer)

                   Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    928949106
                                 (CUSIP Number)
                                 Jerome H. Davis
                          c/o David M. Perlmutter, Esq.
                   200 Park Ave., Suite 4515, New York, NY 10166
                                  (212) 986-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  January 2, 1997
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 10 Pages
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CUSIP No. 928949106

1.   Name of Reporting Person                Jerome H. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)   X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            161,133*<F1>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            161,133*<F1>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 161,133*<F1>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                             9.94%
14.  Type of Reporting Person                        IN
     (See Instructions)
<F1>
*    See Items 5(a) and 5(b) of this Statement.















                            Page 2 of 10 Pages

CUSIP No. 928949106

1.   Name of Reporting Person                Susan B. Davis

     S.S. or I.R.S. Identification                ###-##-####
     No. of Above Person
2.   Check the Appropriate Box               (a)
     if a Member of a Group                  (b)  X
     (See Instructions)
3.   SEC Use Only

4.   Source of Funds (See Instructions)
                                                  PF

5.   Check Box if Disclosure of Legal
     Proceedings is Required                      / /
     Pursuant to Items 2(d) or 2(e)
6.   Citizenship or Place of
     Organization                                United States
Number of      7.  Sole Voting Power                  -0-
Shares         8.  Shared Voting
Beneficially       Power                            161,133*<F2>
Owned by       9.  Sole Dispositive
Each Report-       Power                              -0-
ing Person     10. Shared Dispositive
with               Power                            161,133*<F2>
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                 161,133*<F2>
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain                / /
     Shares (See Instructions)
13.  Percent of Class Represented
     by amount in Row (11)                            9.94%
14.  Type of Reporting Person                        IN
     (See Instructions)
<F2>
*    See Items 5(a) and 5(b) of this Statement.















                           Page 3 of 10 Pages
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          The Statement on Schedule 13D (the "Statement") of Jerome
H. Davis, with respect to the Common Stock, par value $.10 per share (the "Common Stock"), of WHG Bancshares Corporation, a
Maryland corporation ("WHG") is hereby amended as set forth below.

Item 4.   Purpose of Transaction.

          Item 4 of the Statement is hereby supplemented by the addition of the following:

          "Mr. and Mrs. Davis originally acquired the shares of Common Stock for investment and without any purpose of changing or influencing the control of WHG. Based on Mr. Davis' review of WHG's financial results for the year ending September, 1996, Mr. and Mrs. Davis now believe that WHG should consider several options to enhance shareholder value. This view along with Mr. Davis' several concerns regarding WHG's recent financial performance are discussed in his January 2, 1997 letter to WHG's Board of Directors, a copy of which is attached hereto as Exhibit No. 2.

          In his letter, Mr. Davis sets forth the following specific concerns and suggestions regarding WHG's year end financial results:

          1) Low Rate of Earnings. WHG earned only $224,000 net for the September quarter, which corresponds to a quarterly earnings rate of just $.14 and an annual earnings rate of only $.56. Such a poor annualized earnings rate will not justify a further increase in the price of the Common Stock which already trades at a rich 22 times earnings.

          2) Poor return on equity. WHG's current book value per share is $14.34. Based on a $.56 annual earnings rate, its return on equity is only 3.9% annualized for the quarter ending September, 1996. With this return on equity, the price of the Common Stock will not rise.

          3)   Small dividends.  WHG's quarterly dividend of only
$.05 per share provides a poor current yield of only 1.5% on an annual basis. Such a low yield also precludes any increase in the current price of the Common Stock.

          4) Ratio of stock price to book value. The current price of approximately $13.00 per share for the Common Stock reflects 90% of WHG's book value. In as much as this is no longer cheap, a further increase in the price of the Common Stock can not be expected to occur without direct enhancements by WHG's management.




                      Page 4 of 10 Pages
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          5)   High efficiency ratio.  WHG's efficiency ratio when
annualized for the September quarter is on the high side at 62%.
Therefore, a reduction of expenses is warranted, which will also improve earnings.

          All references to financial performance valuations and ratios discussed above have been adjusted to take into account
WHG's one-time SAIF charge.

          In view of WHG's recent financial performance, Mr. Davis offers the following suggestions to WHG to increase shareholder value: (i) conduct a share repurchase (to the maximum extent allowable), up to $14 3/8 per share (100% of book); (ii) increase its quarterly dividend by $.01 per quarter for the next 3 quarters; and (iii) pay a special dividend of up to $7.00 per share (even if on a taxable basis), which would still leave WHG with a generous 12.3% capital ratio.

          Mr. Davis believes that the above listed suggestions, in particular the special dividend, if implemented would measurably improve WHG's ROE, provide shareholders with substantial cash for reinvestment, and lower WHG's PE ratio. Mr. Davis further believes that his suggestions will also make WHG more attractive to a potential acquiror, in addition to considerably enhancing shareholder value and materially improving WHG's balance sheet.

          Mr. Davis concludes his letter by expressing his hope that his recommendations will be put into effect by WHG's board of directors at the earliest opportunity.

          Other than as described above, Mr. and Mrs. Davis do not have any plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except that Mr. and Mrs. Davis may dispose of some or all of the Common Stock or may acquire additional shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments, and other factors."

Item 7.   Materials to be filed as Exhibits.

          Item 7 of the Statement is hereby supplemented by the addition of the following:

          "2. Letter dated January 2, 1997 from Jerome H. Davis to the Board of Directors of WHG Bancshares Corporation."







                        Page 5 of 10 Pages
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Signature.

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this amendment is true, complete and correct.

                    1/02/97        Jerome H. Davis
                      Date           (Signature)

                    1/02/97        Susan B. Davis
                      Date           (Signature)





































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